Exhibit 5

Dominion Resources, Inc.
P. O. Box 26532
Richmond, Virginia 23261

April 23, 1996


Securities and Exchange Commission
Washington, D.C. 20549

Dear Sir/Madam:

With respect to the Registration Statement on Form S-8 of Dominion Resources, Inc. in connection with the registration of 400,000 shares of Common Stock, without par value (the Common Stock), which have been reserved for issuance pursuant to the Dominion Resources, Inc. Stock Accumulation Plan for Outside Directors (the Plan), I am of the opinion that the 400,000 shares of Common Stock which are authorized for issuance under the Plan, when issued or sold in accordance with the terms and provisions of the Plan, will be duly authorized, legally issued, fully paid and nonassessable.

I hereby consent to the filing of this opinion as Exhibit 5 to the Registration Statement.

Very truly yours,
/s/THOMAS F. FARRELL, II, ESQ.
Thomas F. Farrell, II, Esq.
Vice President and
General Counsel